Henya Food Corp
26 Kendall St.
New Haven, Connecticut 06512
(905) 709-4775

December 11, 2007

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, D.C. 20549

Re:	Henya Food Corp.
File No. 333-142658

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-142658, to 3:00 P.M. on December 12, 2007 or as soon as practicable thereafter.

The Company acknowledges that:

▪ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪ the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HENYA FOOD CORP.

By:     /s/Henry Ender
          Henry Ender
          Chief Executive Officer and President, Chief Financial Officer, Director